FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person HANSON MICHAEL J. (Last) (First) (Middle) 125 S. DAKOTA AVE. (Street) SIOUX FALLS, SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year DECEMBER 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
PRESIDENT & CEO - NORTHWESTERN ENERGY
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON STOCK	6/3/02		P	0.022	A	$17.172	1	D
COMMON STOCK	9/3/02		P	0.029	A	$13.6470	1	D
COMMON STOCK	11/19/02		P	0.053	A	$8.0400	1	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
UNITS (1)	1-FOR-1	5/10/02		A	(2)		N/A	N/A	COMMON STOCK	1-FOR-1	$17.6300	7,059	I	(3)
UNITS (1)	1-FOR-1	(4)		A	(5)		N/A	N/A	COMMON STOCK	1-FOR-1	$12.7500	7,386	I	(3)
UNITS (1)	1-FOR-1	(6)		A	(7)		N/A	N/A	COMMON STOCK	1-FOR-1	$9.7600	7,582	I	(3)
UNITS (1)	1-FOR-1	(8)		A	(9)		N/A	N/A	COMMON STOCK	1-FOR-1	$8.5000	7,869	I	(3)
UNITS (1)	1-FOR-1	(10)		A	(11)		N/A	N/A	COMMON STOCK	1-FOR-1	$8.0400	8,456	I	(3)
UNITS (1)	1-FOR-1	12/12/02		A	(12)		N/A	N/A	COMMON STOCK	1-FOR-1	$5.0800	8,665	I	(3)
PHANTOM STOCK UNITS	1-FOR-1	(13)		A	(13)		(14)	(14)	COMMON STOCK		(13)	3,490
COMMON STOCK					1316				COMMON STOCK			4316	D	(15)

Explanation of Responses:
ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.

(1) EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMSON STOCK AND IS HELD IN A SUPPLEMENTAL VARIABLE INVESTMENT PLAN ("SVIP") SPONSORED BY THE ISSUER.

(2) BETWEEN 5/1/02 AND 5/31/02, THE REPORTING PERSON ACQUIRED 105 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 5/31/02.

(3) HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.

(4) PURCHASE DATES OF 8/13/02 AND 8/26/02.

(5) BETWEEN 8/1/02 AND 8/31/02, THE REPORTING PERSON ACQUIRED 323 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 8/31/02.

(6) PURCHASE DATES OF 9/10/02 AND 9/23/02.

(7) BETWEEN 9/1/02 AND 9/30/02, THE REPORTING PERSON ACQUIRED 194 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 9/30/02.

(8) PURCHASE DATES OF 10/9/02 AND 10/23/02.

(9) BETWEEN 10/1/02 AND 10/31/02, THE REPORTING PERSON ACQUIRED 223 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 10/31/02.

(10) PURCHASE DATES OF 11/12/02 AND 11/29/02.

(11) BETWEEN THE DATES OF 11/1/02 AND 11/30/02, THE REPORTING PERSON ACQUIRED 541 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 11/30/02.

(12) BETWEEN THE DATES OF 12/1/02 AND 12/31/02, THE REPORTING PERSON ACQUIRED 187 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 12/31/02.

(13) PHANTOM STOCK UNITS ACQUIRED THROUGH QUARTERLY DEEMED DIVIDENDS: MARCH 1, 2002, 45 UNITS @ $22.25 PER SHARE; JUNE 1, 2002, 58 UNITS @ $17.63 PER SHARE; SEPTEMBER 1, 2002, 81 UNITS @ $12.75 PER SHARE; NOVEMBER 19, 2002, 144 UNITS @ $7.40 PER SHARE.

(14) PHANTOM STOCK UNIT AWARDS VEST, BASED UPON PERFORMANCE, ON THIRD ANNIVERSARY OF GRANT (FEBRUARY 4, 2004).

(15) SHARES HELD IN AN IRA DIRECTLY BY REPORTING PERSON.

/s/ MICHAEL J HANSON ** Signature of Reporting Person	FEBRUARY 14, 2003 Date

2003

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002